Fortuna reports production of 1,104,914 ounces of Ag and 4,515 ounces of Au for third quarter 2013

Vancouver, October 15, 2013-- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F ) today announces production figures from its two underground operating mines in Latin America, the San Jose mine in Mexico and the Caylloma mine in Peru.  In the third quarter of 2013, the company delivered 1,104,914 ounces of silver, 4,515 ounces of gold and base metal by-products. Fortuna reaffirms its production guidance of 4.5 million ounces of silver and 23,600 ounces of gold or 5.9 million ounces of Ag Eq* for 2013.

Jorge A. Ganoza, President and CEO, commented: “We are once again pleased with the performance of our operations in Peru and Mexico.  Gold head grade at the San Jose mine has been below budget in the quarter, something we attribute to local variations considered within our estimates.  The positive impact on costs and production of our newly commissioned mill expansion to 1,800 tpd at San Jose is going to be reflected starting in the last quarter of this year.  I would also like to inform that underground drilling on the Trinidad North target commenced last month with the first drill hole of the program just completed.”

Third Quarter Production Highlights

•

Silver production of 1,104,914 ounces; 8 % increase over Q3 2012

•

Gold production of 4,515 ounces; 16 % decrease over Q3 2012

•

Lead production of 4,729,912 pounds; 6 % increase over Q3 2012

•

Zinc production of 6,467,987 pounds; 15 % increase over Q3 2012

•

Cash cost per tonne for the San Jose mine is US$72.09/t; 6 % increase over guidance of US$68/t (**)

•

Cash cost per tonne for the Caylloma mine is US$87.06/t; 1 % decrease over guidance of US$88/t (**)

Consolidated Operating Highlights

	Third Quarter 2013			Third Quarter 2012
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled (t)	117,111	102,088		117,386	91,607
Average tpd milled	1,301	1,200		1,306	1,048
Silver (***)
Grade (g/t)	180	184		181	191
Recovery (%)	84.06	88.86		76.79	89.34
Production (oz)	568,722	536,191	1,104,914	524,906	502,835	1,027,741

	Third Quarter 2013			Third Quarter 2012
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.34	1.37		0.44	1.73
Recovery (%)	43.03	88.38		50.96	88.51
Production (oz)	545	3,970	4,515	847	4,501	5,348
Lead
Grade (%)	1.97			1.97
Recovery (%)	93.15			87.14
Production (lbs)	4,729,912		4,729,912	4,451,943		4,451,943
Zinc
Grade (%)	2.84			2.55
Recovery (%)	88.31			85.15
Production (lbs)	6,467,987		6,467,987	5,614,859		5,614,859

(*)     Ag Eq calculated using Ag = US$23.11/oz and Au = US$1,413.65/oz

(**)   Preliminary estimates of cash operating costs, subject to modification on final cost consolidation

(***) Caylloma mine Ag recovery in Pb concentrate

San Jose Mine, Mexico

Silver and gold productions for the quarter were 12 % and 24 % below budget.  Average head grade for silver was 184 g/t and for gold was 1.37 g/t or 1 % and 14 % below plan for the quarter.  For the year, silver production is 2 % above and gold production is 8 % below budget respectively.

Lower silver and gold production is attributable to an 11 % decrease in the tonnes milled and a 14 % decrease in gold head grade relative to the budget for the quarter.  Silver head grade and gold and silver recoveries all closely track the budget.  Lower gold head grade is due to local variability encountered in the production stopes.  Reconciliation of the gold production grades with the long term resource and reserve models are within accepted ranges for the respective resource and reserve categories.  The lower tonnes milled for the quarter relative to the budget reflect unbudgeted mill stoppages of 190 hours related to the commissioning of the mill expansion to 1,800 tpd.

Caylloma Mine, Peru

Silver production for the quarter was 14 % above budget.  Average head grade for silver was 180 g/t or 6 % above plan.  Metallurgical recovery for silver was 84.06 % or 8 % above budget as a result of optimization initiatives implemented during the year.

Qualified Person

Thomas I. Vehrs, Ph.D., Vice President of Exploration, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities throughout the Americas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- T (Lima): +51.1.616.6060, ext. 0

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.